September 11, 2008

Kevin W. Vaughn
Accounting Branch Chief

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Federal Home Loan Bank of Seattle

Form 10-K for Fiscal Year Ended December 31, 2007

Filed March 28. 2008

Form 10-Q for the Quarterly Period ended June 30, 2008

Filed August 13, 2008

File No. 000-51406

Dear Mr. Vaughn,

As discussed by telephone with your office today, the Federal Home Loan Bank of Seattle has requested an extension of time to reply to the Commission's letter of September 2, 2008. Since our response involves revising certain disclosures in our Form 10-Q for the quarterly period ended September 30, 2008, we require additional time for sufficient review and coordination with our external auditors, securities counsel and audit committee. We expect to provide our response on or before September 25, 2008.

You may contact me at 206.340.2354, if you have any questions regarding our extension request.

Sincerely,

/s/ Christina J. Gehrke

Christina J. Gehrke

Senior Vice President, Chief Accounting and Administrative Officer